Exhibit (d)(1)

Form of Lock-up Agreement

Text of email sent to, and accepted and agreed by, Polar Multi-Strategy Master Fund:

Polar Multi-Strategy Master Fund

Further to our previous correspondence, Atlantic Power Corporation (“Atlantic Power”) is currently considering making an offer (the “Offer”) to purchase approximately US$65 million aggregate principal amount (or such greater or lesser principal amount as Atlantic Power, in its sole discretion, may determine it is willing to take-up and pay for) of its 5.75% series C convertible unsecured subordinated debentures (the “Series C Debentures”) from the holders thereof at the purchase price of US$965 per US$1,000 principal amount of Series C Debentures (the “Series C Purchase Price”). If the principal amount of the Series C Debentures properly deposited under the Offer exceeds the aggregate principal amount of the Offer (being US$65 million or such lesser or greater amount as determined by Atlantic Power, in its sole discretion), then the Series C Debentures to be purchased by Atlantic Power may be subject to proration.

I understand that you are the owner of at least US$15,000,000 of Series C Debentures (the “Holder Debentures”) and would be willing to tender this amount of Holder Debentures to the Offer at the Series C Purchase Price. Provided that Atlantic Power makes the Offer at the Series C Purchase Price by June 21, 2016 and in consideration thereof, you will take all actions necessary to validly deposit, or cause to be validly deposited, all of your Holder Debentures with the depositary under the Offer, in accordance with the terms of the Offer.

You have acknowledged and agreed that (i) you possess material non-public information concerning Atlantic Power and the Series C Debentures, (ii) you have agreed to keep such information confidential and (iii) you may not trade in the securities of Atlantic Power, including the Series C Debentures, until the earlier of the announcement of the proposed Offer, or such time as the Atlantic Power advises you are no longer in possession of material non-pubic information.

In addition to the above, and in accordance with applicable securities laws, you agree that Atlantic Power may disclose the name of the holder of the Holder Debentures (being Polar Multi-Strategy Master Fund), and file this agreement in its offer to purchase and accompanying issuer bid circular to be sent to holders of Series C Debentures in connection with the Offer and in any related filings made under the U.S. and Canadian securities law.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by responding to this email, upon which this email as so accepted shall constitute an agreement between us.

Regards,

David Coll-Black, counsel to Atlantic Power Corporation